[CARDINAL FINANCIAL CORPORATION LETTERHEAD]

July 13, 2012

Michael R. Clampitt
Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:           Cardinal Financial Corp.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012
File No. 000-24557

Dear Mr. Clampitt:

Cardinal Financial Corporation (the “Company,” “we,” “our” or “us”) has received your letter dated June 28, 2012 containing comments on the Company’s above-referenced Annual Report on Form 10-K for the year ended December 31, 2011.  This letter on behalf of the Company responds to each of the comments set forth in your letter.

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Controls and Procedures

Disclosure Controls and Procedures, page 149

1.
Your disclosure does not appear to fully address whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective. The rule requires that the disclosure controls and procedures be “designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms,” and that they also be designed to ensure that “information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer’s management . . . as appropriate to allow timely decisions regarding required disclosure.” Please confirm, if true, that your disclosure controls and procedures for the relevant period met all of the requirements of Rule 13a-15(e). In addition, in future filings please reference Rule 13a-15(e).

We confirm that management’s evaluation of the effectiveness of the Company’s disclosure controls and procedures, as of December 31, 2011, was based on the full definition of disclosure controls and procedures set forth in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In future filings, we will revise our disclosure as follows:

The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act).  An evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this report was carried out under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer.  Based on the evaluation, the aforementioned officers concluded that the Company’s disclosure controls and procedures were effective as of the end of such period.

Exhibits, Financial Statement Schedules

(a)(3) Exhibits, page 151

2.
We note that your headquarters facility in Tysons Corner, Virginia, comprises 41,818 square feet of leased office space. It appears that this lease is material. Please tell us why you have not filed it as an exhibit to your Form 10-K. Refer to Item 601(b)(10) of Regulation S-K.

We have not included the lease for our headquarters in Tysons Corner, Virginia as an exhibit to our periodic filings because we do not believe it is “material” for purposes of Item 601(b)(10)(ii)(D) of Regulation S-K.

This property is primarily used for “back-office” banking operations and does not contain any specific features, including location, upon which our business model is substantially dependent.  The terms of the lease, including rate, are standard for the Tysons Corner, Virginia, market and this lease represents nothing more than an overhead expense for us that we could incur at similar expense at any number of locations in Tysons Corner or northern Virginia generally.  In addition, this lease represents only 2.3% of our non-interest expense and only 5.2% of our income before income taxes, and the pertinent information regarding it and our financial obligations related thereto are sufficiently reflected in various disclosures in our periodic reports, including in the properties and contractual obligations sections.  Therefore, we do not believe that a reasonable investor would not consider the terms of the lease to be important in making an investment decision, nor do we believe that filing a copy of the lease as an exhibit to our periodic reports would significantly alter the total mix of information available.

Definitive Proxy Statement on Schedule 14A filed March 31, 2012

Proxy Card

3.
With regards to Exchange Act Rule 14a-21’s requirement for the shareholder advisory vote to approve the compensation paid to your named executive officers, your proxy card states shareholder are being asked to vote on an “[a]dvisory vote on executive compensation.” Your proxy card should clarify that shareholders are being asked to approve the company’s executive compensation. Refer to Compliance and Disclosure Interpretations Question 169.07.

Our proxy card that was mailed to shareholders in connection with the 2012 Annual Meeting of Shareholders includes the following language for Proposal 2: “Advisory approval of the Company’s executive compensation.”  We made this revision to the proxy card shortly before it was printed and specifically in contemplation of Compliance and Disclosure Interpretations Question 169.07.  However, we inadvertently neglected to make the same revision to the proof of the proxy card that was filed with the Commission electronically through EDGAR.

In future filings, we will include the language above on the proxy card and ensure that the proxy card filed with the Commission reflects the same language mailed to shareholders.

*           *           *           *           *           *           *

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (703) 584-6026 or our counsel, Charles W. Kemp at Williams Mullen, at (804) 420-6929.

           Thank you for your assistance in this matter.

Yours truly,

/s/ Mark A. Wendel

Mark A. Wendel
Chief Financial Officer